UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

January 26, 2024

Yesterday, January 25, 2024, the Teleconference convened by AENZA S.A.A. (“AENZA” or the “Company”) was held to answer the questions that the shareholders may have regarding the matters of the General Shareholders’ Meeting convened for February 7, 2024, February 12, 2024, and February 15, 2024, on first, second and third call, respectively.

In this regard, as offered by AENZA by means of a Relevant Information Communication of January 17, 2024, we communicate, also as a Relevant Information Communication, the questions asked by the shareholders in the Conference Call, as well as those received by the Investor Relations Office of AENZA, with their respective answers.

1.	What will be the corporate governance of each of the subholding companies to be created for purposes of the Corporate Reorganization? Does a Corporate Policy exist that includes corporate governance guidelines and regulates the limits of authority approved by the Board of Directors that will also apply to new sub-holdings?

In October 2021, the Board of Directors of AENZA took the decision to eliminate the Boards and Committees in the subsidiaries of the Group (except for those in which third parties participate in the ownership). This decision has been implemented over the last year and a half and was ratified at the last AENZA Board Meeting on December 27, 2023. This decision also meant that the control and governance of the Group is concentrated in the AENZA Board of Directors and the Corporate CEO.

Therefore, all major decisions require the approval of the AENZA Board of Directors and/or the Corporate CEO, in accordance with the procedures and guidelines approved by said body.

The creation of the subholding companies only entails a reorganization of the existing companies. Therefore, the companies resulting from the Corporate Reorganization will be organized in the form of sociedades anonimas cerradas without a board of directors and will be governed by the policies and authority limits approved by the Board of Directors of AENZA. In other words, the governance of the subholding companies - and of the other subsidiaries of the Group - will continue to be in the hands of the AENZA Board of Directors appointed by the General Shareholders’ Meeting.

Finally, we are in the process of creating a Corporate Governance Policy that will include these guidelines and, in due course, will be published on the corporate website.

2.	Are UNNA S.A. and the other two subholding companies already constituted? Are they going to be transformed into companies without a board of directors?

Existing corporate vehicles are being used for the Corporate Reorganization, whose bylaws, corporate form, and governance regime will be adapted to the policies explained in the previous item, once the reorganization is approved by the Shareholders’ Meeting.

3.	Will AENZA’s shareholders maintain the same rights after the Corporate Reorganization?

Yes, the Corporate Reorganization only involves a reorganization of the existing companies and is the final stage of a process that began several years ago. In this sense, it has no impact on the shareholders’ rights recognized in AENZA’s Bylaws and in the General Companies Law. The governance of the Group remains in the hands of the AENZA Board of Directors appointed by the General Shareholders’ Meeting, and the Corporate CEO.

4.	Will the valuation of the non-monetary contributions be approved by the General Shareholders’ Meeting of AENZA?

The Corporate Reorganization was unanimously approved by AENZA’s Board of Directors, taking into consideration, among others, as a reference, the valuation of the non-monetary contributions prepared by the Company. Although not mandatory, the Board of Directors of AENZA has requested a valuation by an independent third party. This third party was hired after a rigorous selection process and in accordance with the rules governing the Group’s contracts.

The valuation of the non-monetary contributions will not affect AENZA’s equity or its shareholder composition; therefore, it has no impact on the rights of AENZA’s shareholders.

Once the valuation report is issued, it must be reviewed and approved by AENZA’s Board of Directors in accordance with the delegation of powers proposed to the Shareholders’ Meeting and will be disclosed to the market as a Relevant Information Communication.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date: January 26, 2024

2